Exhibit 12.1

Grey Wolf, Inc.
Ratio of Earnings to Fixed Charges

	Three Months
	Ended March 31,	Year Ended December 31,
	2005	2004	2003	2002	2001	2000
Pretax income from continuing operations:	$36,684	$14,254	($47,583)	($29,693)	$111,306	($9,661)
Add:
Fixed charges:
Interest, whether expensed or capitalized	2,384	12,724	24,014	22,748	22,811	22,656
Amortization of debt expense and discount or premium	215	2,035	3,818	1,180	1,280	1,280

Earnings as adjusted	$39,283	$29,013	($19,751)	($5,765)	$135,397	$14,275

Fixed charges	$2,599	$14,759	$27,832	$23,928	$24,091	$23,936

Ratio of Earnings to Fixed Charges or Deficiency	15.11	1.97	(47,583)	(29,693)	5.62	(9,661)